Filed Pursuant to Rule 424(b)(3)
Registration No. 333-268995

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 10 DATED DECEMBER 28, 2023
TO THE PROSPECTUS DATED AUGUST 10, 2023

This document supplements, and should be read in conjunction with, our prospectus dated August 10, 2023, as supplemented by Supplement No. 1 dated August 16, 2023, Supplement No. 2 dated September 5, 2023, Supplement No. 3 dated September 18, 2023, Supplement No. 4 dated October 4, 2023, Supplement No. 5 dated October 10, 2023, Supplement No. 6 dated October 24, 2023, Supplement No. 7 dated November 3, 2023, Supplement No. 8 dated November 16, 2023 and Supplement No. 9 dated December 4, 2023. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose our entry into a third amendment to our second amended and restated loan agreement with Wells Fargo for our line of credit.

Operating Information

The section of our prospectus under "Operating Information—Indebtedness" beginning on page 102 is updated to include the following:

As previously reported, on September 7, 2023, RPT 1109 Commerce Corner, LLC ("RPT 1109 Commerce"), entered into a guaranteed maximum price contract to expand our property located at 1109 Commerce Boulevard, Logan Township, New Jersey ("Commerce Corner") by approximately 141,000 square feet (the "Commerce Expansion"). Commerce Corner is a 259,910 rentable square-foot, 100% leased state-of-the-art, multi-tenant warehouse and distribution center acquired by us in 2014. The Commerce Expansion is expected to cost approximately $29 million and construction commenced in October 2023. The Commerce Expansion is being undertaken to accommodate the growth initiatives of Performance Food Group (NYSE: PFGC), who has entered into a 15-year lease with RPT 1109 Commerce to take possession of the Commerce Expansion space upon its substantial completion. In connection therewith, Performance Food Group's lease for its existing space at Commerce Corner has been similarly extended to be coterminous, bringing Performance Food Group's footprint to approximately 301,000 square feet once the Commerce Expansion is complete.

In connection with the Commerce Expansion, on December 27, 2023, a group of single purpose entities structured as limited liability companies (each a “Borrower” and collectively, the “Borrowers”), each of which has as its sole member the Operating Partnership, entered into a Third Amendment to Second Amended and Restated Revolving Loan Agreement and Omnibus Amendment to Loan Documents, dated as of December 27, 2023, by and among the Borrowers, Wells Fargo Bank, National Association, as administrative agent and lender (“Wells Fargo”), and the other lending institutions that may become parties thereto (the “Amendment”). We also serve as guarantor.

The Amendment amends the Second Amended and Restated Revolving Loan Agreement and Omnibus Amendment to Loan Documents, dated January 27, 2023, as amended, by and among the Borrowers and Wells Fargo (the "Wells Fargo line of credit"). The Amendment was effective as of December 27, 2023, and accomplished the following: (a) added CIBC Inc. ("CIBC") to the credit facility as an additional lender; (b) increased the maximum commitment amount from $100.0 million to $120.0 million; (c) allocated the maximum commitment amount between the Revolving Commitment and the Construction Commitment (each, as defined under the Wells Fargo line of credit); and (d) revised or suspended certain covenants.

The Amendment bifurcated the maximum commitment amount of $120.0 million as follows: $75.6 million to the Revolving Commitment and $44.4 million to the Construction Commitment. The Revolving Commitment and Construction Commitment will both be allocated 70.83% to Wells Fargo and 29.17% to CIBC.

In connection with the Commerce Expansion, Commerce Corner will not be included as a borrowing base property or included for purposes of calculating the borrowing base during the entire construction period. Upon completion of the Commerce Expansion, Commerce Corner will become a borrowing base property and will be included for purposes of calculating the borrowing base.

Pursuant to the Amendment, the Wells Fargo line of credit incurs interest based on the 30-day average of the secured overnight financing rate ("SOFR") plus a spread of 225 basis points. The term is extended from its current maturity of February 28, 2025 to December 27, 2025. The minimum debt yield will be reduced from 10.0% to 9.5% once new appraisals to be ordered by Wells Fargo have been completed.

For the Revolving Commitment, as of December 27, 2023, the Borrowers' maximum borrowing capacity was $47.6 million and the Borrowers' outstanding balance was $34.6 million. For the Construction Commitment, as of December 27, 2023, the Borrowers' maximum borrowing capacity was $44.4 million and the Borrowers' outstanding balance was $21.3 million. The remaining unfunded portion of the Construction Commitment is $23.1 million and will be used to fully fund the remaining costs of the Commerce Expansion.